Exhibit 1

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

SOSIN MASTER, LP

Sale of Common Stock	(19,523)	3.9530	12/03/2024
Sale of Common Stock	(15,650)	3.7784	12/30/2024
Sale of Common Stock	(15,650)	3.7661	12/31/2024